Exhibit 4.5

BRC INC.

DESCRIPTION OF SECURITIES

The following summary of certain provisions of the securities of BRC Inc. (“we,” “our” or the “Company”) does not purport to be complete. You should refer to our Amended and Restated Certificate of Incorporation (the “Charter”), our Amended and Restated By-Laws (the “Bylaws”), the warrant agreement between the Company and the transfer agent appointed thereunder, as amended from time to time (the “Warrant Agreement”), and each of the other documents referenced herein, each of which is attached as exhibits to the Annual Report on Form 10-K (the “Annual Report”) to which this Description of Securities is part. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (“DGCL”), as applicable. Capitalized terms used herein and not defined herein shall have the meanings given them in the Annual Report.

Authorized and Outstanding Capital Stock

The Charter authorizes the issuance of 2,802,500,000 shares, consisting of four classes of stock as follows:

●	1,000,000 shares of preferred stock, par value $0.0001 per share;
●	2,500,000,000 shares of Class A Common Stock, par value $0.0001 per share;
●	300,000,000 shares of Class B Common Stock, par value $0.0001 per share; and
●	1,500,000 shares of Class C Common Stock, par value $0.0001 per share, divided into two series as follows:
●	750,000 shares of Series C-1 Common Stock, par value $0.0001 per share; and
●	750,000 shares of Series C-2 Common Stock, par value $0.0001 per share.

Voting Power

Except as otherwise provided in the Charter or as required by applicable law, holders of our Class A Common Stock and our Class B Common Stock are each entitled to one vote per share, and holders of our Class C Common Stock do not have any voting rights.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A Common Stock are entitled to receive dividends and other distributions as may from time to time be declared by the Board in its discretion out of legally available Company assets, ratably in proportion to the number of shares held by each such holder, and at such times and in such amounts as the Board in its discretion may determine.

No dividends or other distributions will be declared or paid on the Class B Common Stock or the Class C Common Stock.

Cancellation, Conversion of Class B Common Stock and Class C Common Stock

In the event that any outstanding share of Class B Common Stock shall cease to be held directly or indirectly by a holder of a Common Unit, such share shall automatically and without further action on the part of the Company or any holder of Class B Common Stock be transferred to the Company and cancelled for no consideration. We shall not issue additional shares of Class B Common Stock after the Closing Date other than in connection with the valid issuance of Common Units or the conversion of any Restricted Common Units into Common Units upon the occurrence of an applicable Vesting Event.

To the extent that, on or before the fifth (5th) anniversary of the Closing Date, the First Tier Vesting Event has not occurred with respect to any Restricted Common Unit, then immediately and without any further action by the Company or the holder thereof, on the date that is the fifth (5th) anniversary of the Closing Date, all of our Series C-1 Common Stock outstanding shall automatically be forfeited and transferred to the Company and canceled for no consideration therefor and shall cease to be outstanding. To the extent that, on or before the seventh (7th) anniversary of the Closing Date, the Second Tier Vesting Event has not occurred with respect to any Restricted Common Unit, then immediately and without any further action by the Company or the holder thereof, on the date that is the seventh (7th) anniversary of the Closing Date, all of the Series C-2 Common Stock outstanding shall automatically be forfeited and transferred to the Company and canceled for no consideration therefor and shall cease to be outstanding.

Immediately upon any Conversion Event applicable to any shares of Class C Common Stock, such shares of Class C Common Stock shall automatically, without any further action on the part of the record holder thereof or any other person, convert into and become an equal number of shares of Class A Common Stock, which conversion shall be effective on the Conversion Date with respect to such shares of Class C Common Stock, and the holder of such share of Class C Common Stock shall become a record holder of Class A Common Stock as of such Conversion Date.

Transfers of Class B Common Stock and Class C Common Stock

A holder of Class B Common Stock may transfer or assign shares of Class B Common only if such holder also simultaneously transfers an equal number of such holder’s Common Units in compliance with and as permitted by the LLC Agreement.

No share of Class C Common Stock may be transferred, other than to the holder of such share of Class C Common Stock’s permitted transferees under the LLC Agreement, prior to the Conversion Date of such shares of Class C Common Stock, at which time the shares of Class A Common Stock into which such shares of Class C Common Stock convert in accordance with the provisions of the Charter may be transferred, subject to any restrictions on transfer applicable to the holder of such Class A Common Stock and applicable law.

Liquidation, Dissolution or Winding Up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment of debts and other liabilities and of preferential and after the rights of holders of preferred stock, if any, have been satisfied, the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares held by each such stockholder.

The holders of Class C Common Stock (other than to the extent such liquidation, dissolution or winding up constitutes a Conversion Event, in which case such Class C Common Stock shall automatically convert to Class A Common Stock in accordance with the Charter and the holders of such resulting Class A Common Stock shall be treated as a holder of Class A Common Stock) and Class B Common Stock are not entitled to receive any Company assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company.

Election of Directors

Subject to the Investor Rights Agreement, directors of the Company shall be elected by a majority of the votes cast at an annual meeting of stockholders by holders of Class A Common Stock and Class B Common Stock, voting as a single class.

Warrants

Each outstanding Warrant will entitle the holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time 30 days after the completion of the Closing. A Warrant holder may exercise its Warrants only for a whole number of shares of Class A Common Stock. The Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of Warrants

Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $18.00.

We may call the Warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
●	if, and only if, the closing price of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the “Reference Value”).

Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $10.00.

Once the Warrants become exercisable, we may redeem the outstanding Warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A Common Stock (as defined below) except as otherwise described below;
●	if, and only if, the closing price of our Class A Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-Dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the warrant holders; and
●	if, and only if, the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-Dilution Adjustments”), then the Private Placement Warrants must also concurrently be called for redemption on the same terms (except as described herein with respect to a holder’s ability to cashless exercise its Warrants) as the outstanding Public Warrants.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Class A Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day immediately following the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the market value and the newly issued price as set forth under the heading “— Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 shares of Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 shares of Class A Common Stock for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Class A Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of Warrants for cash (other than the Private Placement Warrants) when the trading price for the Class A Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the shares of Class A Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of our shares of Class A Common Stock is below the exercise price of the Warrants. We have established this redemption feature to provide us with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Warrants if we determine it is in our best interest to do so. As such, we would redeem the Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the Warrants when the Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Warrants when the Class A Common Stock is trading at a price below the exercise price of the Warrants, this could result in the warrant holders receiving fewer shares of Class A Common Stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Class A Common Stock if and when such Class A Common Stock was trading at a price higher than the exercise price of $11.50.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (1) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) multiplied by (2) one minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering divided by (y) the historical fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of Class A Common Stock as reported during the 10-trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such shares of Class A Common Stock (or other shares of our capital stock into which the Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a proposed initial business combination, or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding shares of Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the Charter or as a result of the redemption of shares of Class A Common Stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Class A Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants: (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the Sponsor or any of its permitted transferees. If the private warrants are held by holders other than the Sponsor or any of its permitted transferees, they will be redeemable by the Company and exercisable by the holders on the same basis as the Warrants included in the Units sold in the IPO. The initial purchasers of the private warrants have agreed not to transfer, assign or sell any of the warrants, including the common stock issuable upon exercise of the Warrants (except to certain permitted transferees), until 30 days after the completion of the Closing.

Public Benefit Corporation Status

As a public benefit corporation, the Board is required by the DGCL to manage or direct the Company’s business and affairs in a manner that balances the pecuniary interests of the Company’s stockholders, the best interests of those materially affected by our conduct, and the PBC Purpose. However, the Board does not have any duty to any person on account of any interest of such person in the PBC Purpose or on account of any interest materially affected by the Company’s conduct, and its balance requirement described in the previous sentence will be deemed satisfied if the Board’s decision is both informed and disinterested and not such that no person of ordinary sound judgment would approve. The Company is also be required to assess its benefit performance internally and to disclose to stockholders at least biennially a report that details its promotion of the public benefits identified in the Charter and of the best interests of those materially affected by its conduct. It is expected that the Board will measure the Company’s benefit performance against the objectives and standards proposed by it and approved by the Board. When determining the objectives and standards by which the Board will measure its public benefit performance, the Board will consider, among other factors, whether the objectives and standards are (i) comprehensive in that they assess the positive impact of the Company’s business on the communities in which it operates, and society, taken as a whole, (ii) credible in that they are comparable to the objectives and standards created by independent third parties that evaluate the corporate ethics, sustainability and governance practices of other public benefit corporations, and (iii) transparent in that the criteria considered for measuring such objectives and standards be made publicly available, including disclosing the process by which revisions to the objectives and standards are made and whether such objectives and standards present real or potential conflicts of interests.

Under the DGCL, the Company’s stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of the Company’s outstanding shares or, upon the Company’s listing, the lesser of such percentage or shares of at least $2 million in market value.

Anti-Takeover Effects of the Charter, the Bylaws and Certain Provisions of Delaware Law

The Charter, the Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A Common Stock. The Charter provides that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or special stockholder meeting of such stockholders and may not be effected by any consent in writing by such holders unless such action is recommended or approved by all directors of the Board then in office, except that holders of Class B Common Stock or one or more series of Preferred Stock, if such series are expressly permitted to do so by the certificate of designation relating to such series, may take any action by written consent if such action permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as the Class A Common Stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of then outstanding voting power or then outstanding number of shares of Class A Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable The Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The Charter provides that the Board will determine the number of directors who will serve on the board, subject to the rights set forth in the Investor Rights Agreement. The Board is divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing Date, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There is no limit on the number of terms a director may serve on the Board. Subject to the Investor Rights Agreement, the term of all Class I directors shall automatically become one year commencing on the seventh annual meeting of stockholders, the term of all Class II directors shall automatically become one year commencing on the eighth annual meeting of stockholders and the term of all Class III directors shall automatically become one year commencing on the ninth annual meeting of stockholders, with all directors having a term of one year from and after such ninth annual meeting of stockholders.

In addition, the Charter provides that any vacancy on the Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to the provisions of the Investor Rights Agreement and any rights of the holders of Preferred Stock.

Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the Board will shorten the term of any incumbent director.

Business Combinations

The Company has elected not to be governed by Section 203 of the DGCL. Notwithstanding the foregoing, the Charter provides that the Company will not engage in any “business combinations” (as defined in the Charter), at any point in time at which the Company’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any “interested stockholder” (as defined in the Charter) for a three-year period after the time that such person became an interested stockholder unless:

●	prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the Company which is not owned by the interested stockholder.

Under the Charter, a “business combination” is defined to generally include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Charter expressly excludes Evan Hafer, certain of its transferees and its successors and affiliates from the definition of “interested stockholder” irrespective of the percentage ownership of the total voting power beneficially owned by them. Under certain circumstances, such provisions in the Charter make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, such provisions in the Charter could have an anti-takeover effect with respect to certain transactions which the Board does not approve in advance. Such provisions may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Quorum

The Bylaws provide that at any meeting of the Board a majority of the total number of directors then in office constitutes a quorum for all purposes.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the Charter expressly authorizes cumulative voting. The Charter does not authorize cumulative voting.

General Stockholder Meetings

The Charter provides that special meetings of stockholders may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of the Company following the adoption of the Bylaws, the date of the preceding annual meeting shall be deemed to be June 1 of the preceding calendar year). The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Supermajority Provisions

The Charter and the Bylaws provide that the Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Charter. Any amendment, alteration, rescission or repeal of the Bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least 66-2∕3%, in case of provisions in Article I. Article II and Article IV of the Bylaws, and a majority, in case of any other provisions, in voting power of all then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s Charter, unless the Charter requires a greater percentage. The Charter provides that Article X therein, including the provisions therein regarding competition and corporate opportunities, may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 80% in voting power of all then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class. The Charter provides that Article V, Article VI, Article VII, Article VIII, Article IX, Article XII and Article XIII therein, including the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2∕3% in voting power of all then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class:

●	the provision requiring a 66-2∕3% supermajority vote, in case of provisions in Article I, Article II and Article IV of the Bylaws, and a majority vote, in case of any other provisions, for stockholders to amend the Bylaws;
●	the provisions providing for a classified Board (the election and term of directors);
●	the provisions regarding filling vacancies on the Board and newly created directorships;
●	the provisions regarding resignation and removal of directors;
●	the provisions regarding calling special meetings of stockholders;
●	the provisions regarding stockholder action by written consent;
●	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;
●	the provisions regarding the election not to be governed by Section 203 of the DGCL;
●	the provisions regarding the selection of forum (see “— Exclusive Forum”); and
●	the amendment provision requiring that the above provisions be amended only with an 66-2∕3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights.

However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The Charter provides that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Charter (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law. be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Charter does not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Charter. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce this provision, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. Further, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision of the Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect the Company’s business, financial condition and results of operations and result in a diversion of the time and resources of the Company’s management and board of directors.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries. The Charter provides that, to the fullest extent permitted by law, none of the non-employee directors or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Charter does not renounce the Company’s interest in any business opportunity that is expressly offered to, or acquired or developed by a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that (i) the Company is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company, (iii) is one in which the Company has no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of a member of the Board or such member’s affiliate over which such member of the Board has no direct or indirect influence or control, including, but not limited to, a blind trust.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Bylaws provide that the Company must indemnify and advance expenses to directors and officers to the fullest extent permitted by Delaware law. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Charter and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registration Rights

At the Closing, the Company entered into the Investor Rights Agreement, pursuant to which, among other things, the Sponsor, Engaged Capital and certain of its affiliates, the BRCC Founder, the Engaged Equityholders and certain other stockholders party thereto have specified rights to require the Company to register all or a portion of their shares under the Securities Act. The defined term Registrable Securities therein includes the shares of Class A Common Stock and Warrants to purchase shares of Class A Common Stock issued in connection with the Business Combination.

Listing

As of March 16, 2022, our Class A Common Stock and Public Warrants are listed on NYSE under the symbol “BRCC” and “BRCC WS.”